Carthew Bay Technologies Signs Letter of Intent For a Reverse Takeover Transaction

TORONTO, Dec. 10, 2007 - Carthew Bay Technologies Inc. (OTC BB:CWBYF.OB)(the “Company” or “CBT'”), formerly Astris Energi Inc., announced today that it has executed a Letter of Intent (“LOI”) with Colorep Inc. (“Colorep”), relating to a transaction whereby shares of CBT will be exchanged for all of the issued and outstanding shares of Colorep (“RTO”).

Colorep (Rancho Cucamonga, CA) develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products. Colorep has previously announced its intention to acquire Transprint USA Inc. (“Transprint”), a privately-held employee owned company founded in 1978, with headquarters and manufacturing facilities in Harrisonburg, VA; and design studios and showrooms in New York City and Charlotte, NC. Transprint offers printing products and design services worldwide for the apparel, commercial and residential furnishings markets. The definitive share purchase agreement between Colorep and Transprint has been completed. One of the conditions precedent to the conclusion of the RTO under the LOI is receipt by Colorep of a credit facility sufficient to enable Colorep to conclude the acquisition of Transprint.

Pursuant to the LOI and subject to the terms thereof, CBT will invest $2 million in two equal tranches into secured debentures (the “Debentures”) of Colorep. The Debentures will bear interest at 1% per month (unless increased pursuant to the terms of the LOI) and interest will accrue until maturity on April 30, 2008. Subject to certain conditions, CBT is obligated to advance the first $1 million to Colorep within 10 business days of the execution of the LOI; and to advance the second $1 million to Colorep upon execution of a binding share exchange agreement. The LOI further provides that upon receipt of all approvals, such as but not limited to, shareholder and regulatory approvals, necessary to conclude the RTO, CBT will, as part of the closing of the RTO, cancel the debentures. There are many conditions associated with the conclusion of the various transactions included as part of the LOI, and such conditions include, but are not limited to, those conditions elsewhere identified herein; a condition that CBT change its corporate domicile from Ontario, Canada to the State of Delaware; a condition that CBT consolidate its shares pursuant to a formula included as part of the LOI; and the completion of the Transprint acquisition by Colorep.

Subject to certain extension provisions set out in the LOI, the transactions contemplated thereunder must be completed prior to April 30, 2008. Upon closing of the RTO, all of the current members of the Board of Directors of CBT, other than Michael Liik, will resign and will be replaced by between four and six new members.

Execution of the LOI has received the unanimous approval of the Board of Directors of CBT. CBT expects to provide its shareholders with a full description of the LOI and the transactions contemplated thereunder during January, 2008.

Certain regulatory filings will be made by CBT on EDGAR and SEDAR and each party reviewing this press release is advised to review such filing for detailed disclosure relating to the terms and conditions of the LOI and the transactions contemplated thereunder.

About Colorep and Transprint USA

About Colorep, Inc.

Colorep, Inc. (http://www.colorep.com) develops and offers subsurface printing and fabric dyeing technologies, providing products and services to the promotion, apparel, commercial furnishings and home decor markets. The Company provides these services to companies through BetaColor LLC, its printing applications division and through the licensing of its technology to manufacturers in these addressable markets. Colorep's technology encompasses a range of advances in the coloration and decoration of fabrics, vinyl, plastics, and coated metals. Its AirDye(tm) technology introduces coloration of fabric without negative environmental impacts.

About Transprint USA, Inc.

Transprint USA (http://www.transprintusa.com) offers transfer-printing paper for decorating Polyester, Polyester rich substrates and certain other synthetic materials. Transprint USA's products include Transwide(tm), a patented, exclusive product providing transfer-printing paper up to 126`` (320 cm) and Transeeze(tm), a release paper product for the printing of vinyl and other plastics. Transprint USA supplies its international customer base through a direct sales force and agents in Australia, Belgium, Canada, England, France, Germany and Turkey.

The issuance of this press release by CBT is not intended to, nor shall it be deemed to, constitute an offer to sell or a solicitation of an offer to buy any of the securities of CBT or Colorep.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to Astris' plans, objectives, expectations and intentions and other statements identified by words such as “may”' “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of the management of CBT and are subject to known and unknown risks and uncertainties, many of which are beyond the control of CBT. Such risks include those detailed in the filings of CBT with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. CBT undertakes no obligation to update any forward-looking statements, except as required by law.

Contact:

Carthew Bay Technologies Inc.

Michael Liik, President & CEO

416-307-4015

Fx: 416-365-1719